Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

May 11, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn:	Mr. Ethan Horowitz
Branch Chief

Re:	Diamond Foods, Inc.
Form 10-K for the Year Ended July 31, 2011
Filed September 15, 2011
File No. 000-51439

Dear Mr. Horowitz:

Diamond Foods, Inc. (“Company” or “Diamond”) has responded, as set forth below, to comments contained in your letter to the undersigned dated April 16, 2012. For ease of reference, we have reproduced each Staff comment in italics, followed by our response. As noted in our Current Report on Form 8-K filed February 8, 2012, the Company intends to file restated financial statements for fiscal years 2010 and 2011. Any disclosure revisions noted herein will be included in the Company’s amended periodic reports and in future filings.

Form 10-K for the Fiscal Year Ended July 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 12 – Segment Reporting, page 47

1.	We note your response to comment 7 in our letter dated February 15, 2012. Please provide the following additional information to support your determination that you function in a single operating segment.

(a)	As requested in our prior comment, please explain the factors you considered in making the determination that your chief executive officer is the chief operating decision maker (“CODM”).

Response:

For the fiscal year ended July 31, 2011, Diamond considered its chief executive officer (“CEO”) to be its CODM. In making this determination, the Company considered whether there were others within the management organization that had autonomous decision making power or whose input was required for allocation of resources within the Company. As a growing company, Diamond operated with relatively

Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

few executive officers, and a highly engaged chief executive. The executive team provided its input and recommendations regarding asset allocation and budgeting, but the CEO was actively engaged with all important matters of Company management and had final approval authority for all material expenditures. For instance, CEO approval was required for all salaried headcount requisitions and new employee hires, the CEO approved capital expenditures in excess of $500K (in excess of $25K prior to April 1, 2011), and he controlled final sign-off for the annual budget. Since the input provided by the executive team and other managers were essentially proposals and could not be executed or implemented without the CEO’s review and approval, we determined that it was reasonable for us to conclude the CEO was Diamond’s CODM. In addition, we note that our CEO assessed Company performance by reviewing the results summarized in our consolidated income statement relative to our forecast, primarily with a focus on net sales and non-GAAP earnings per share. He also monitored other data (including market share and distribution figures from AC Nielsen) relative to prior year performance. Accordingly, we believe it was reasonable to conclude that our CEO was our CODM.

(b)	You provided us with a report showing discrete financial information by division (i.e., the periodic Division Operating Statements showing financial information for Walnuts, Shelled Other Nuts, Snack, and Inshell Other Nuts). Please tell us the frequency with which this information is provided to your Board of Directors.

Response:

The Division Operating Statements were not provided to the Board of Directors, but primarily to our Chief Financial Officer in connection with Diamond’s monthly financial statement close process. The financial information provided to the Board of Directors primarily consisted of the consolidated reports that we provided to the Staff in our earlier correspondence, as well as the net sales report that we previously provided to the Staff.

The Division Operating Statements are legacy reports based on Diamond’s reporting practices as an agricultural cooperative prior to going public in 2005. The divisions referenced in the Operating Statements are legacy categories that do not represent how the Company was organized or managed. As management’s view of the Company’s operations has evolved over time, the accounting system has not been restructured to provide useful reporting by channel below the net sales level.

(c)	Please describe for us in greater detail your process for preparing operating and capital expenditure budgets, including the preparation, review, and approval steps, the participation by your CODM and other managers, and the financial information utilized. Your response states that capital expenditures are planned and reviewed based on location and on a consolidated basis, but your response does not appear to address the preparation of operating budgets. Based on the information provided with your response, it appears that separate operating budgets are prepared for Walnuts, Shelled Other Nuts, Snack, and Inshell Other Nuts.

Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

Response:

Diamond prepares an operating budget and a capital budget on an annual basis, and updates them quarterly. The Board of Directors reviews and approves both the consolidated operating budget and proposed capital expenditures at the beginning of each fiscal year as well as updates to each throughout the year as necessary.

Our annual operating budget is prepared in advance of the budget year and subsequently refreshed quarterly. The finance department compiles the budget based on detail level inputs from the heads of our finance, sales, marketing and operations functions. For instance, the sales department provides budget information at the stock keeping unit level and all other functions provide budget information at the detail account level. These inputs are then entered into the budgeting system, which (based on our legacy practices) automatically maps the account details into operating budgets for Walnuts, Shelled Other Nuts, Snack and Inshell Other Nuts as well as a consolidated total. The format of the operating budgets matches the legacy format used in the accounting system reports. The budget reviewed by our CODM and our Board of Directors was prepared on a consolidated basis. The CODM reviewed the consolidated budget and provided comments, top level adjustments, and final approval. The final consolidated budget was then presented to the Board of Directors.

We plan capital expenditures at the corporate level, based on input from various Company locations. The CODM reviewed the capital expenditures budget relative to available resources and made the ultimate decisions about project priorities.

(d)	Your response states that although disaggregated margin information is provided to the CODM, it is not indicative of how the CODM has managed your business. Your response also states that your CODM uses consolidated cost of goods sold and margin information in support of decision making. If a different set of reports is used by your CODM, please provide us with copies of those reports. Otherwise, please tell us how the CODM uses the discrete financial information by division that you have provided to us to make decisions about resource allocation and/or to assess performance. Refer to FASB ASC 280-10-50-1.

Response:

We have provided you with the reports utilized by the CODM. For the 2011 fiscal year, CODM decision-making was based on the following reports, all of which were prepared on a consolidated basis:

•	Sales Forecast Analysis – showing disaggregated gross sales vs. forecast to date

•	Flash Summary—showing disaggregated gross sales and volume vs. forecast to date

•	Consolidated Statement of Operations

•	SG&A Analysis – by cost center

•	Consolidated Balance Sheet

•	Consolidated Cash Flow

•	Inventory Summary – by month compared to previous two years

•	Syndicated Data – market share and ACV distribution vs. year ago (source is AC Nielsen)

•	Consolidated Advertising Detail

Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

The reports in the CODM package were used as the basis for annual bonuses and informed decisions on spending allocations for marketing and promotional activity. Management relies heavily on market share and distribution data provided by AC Nielsen to assess sales performance of each brand. Sales performance and input cost trends are used to allocate resources and develop cost savings initiatives. The reports in the CODM package were the basis for periodic reporting on the business to the Board of Directors.

We also provided the CODM with the following reports, which we do not believe were useful for his decision-making:

•	Current Month by Division Operating Statement

•	Quarter To Date by Division Operating Statement

•	Year To Date by Division Operating Statement

These reports were provided to the CODM simply because the data was readily available and the reports had been produced by our predecessor cooperative association before the Company was incorporated and went public. The organization of these reports did not represent how management viewed Diamond’s business. With respect to margin data in these reports in particular, it was only useful as a high level, cursory check for anomalies, as it was understood that the margin data did not include a proper allocation of costs. We did not deem the margin by division figures to be reliable, and we did not share that information with the Board of Directors.

(e)	Your response makes reference to your Operations, Finance, Sales and Marketing organizations, but it is not clear which members of your executive team are responsible for these functions. Please provide us with additional information explaining the structure of your business in this regard.

Response:

Our organizational functions were overseen by the following executive officers in fiscal 2011:

•	Operations – Steven Neil, EVP

•	Finance – Steven Neil, EVP

•	Sales – Lloyd Johnson, EVP

•	Marketing – Andrew Burke, EVP

Each of these executive officers reported directly to our Chief Executive Officer. The support staff for each executive officer was organized to serve the function—for instance, Operations support staff was organized by plant, Sales by geography and product line, and Marketing by brand.

(f)

Your response states that there are no managers who are responsible for delivering results of any brand or channel at a gross or operating margin level. Please tell us whether the four divisions identified above are assigned managers and if so, tell us to whom these managers report. In this regard, we refer to FASB ASC 280-50-10-7, where the term segment manager refers to a function, not

Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

necessarily a manager with a specific title. Explain to us whether these divisions, or any one or more of them, have a segment manager, as defined, who maintains regular contact with the CODM to discuss operating activities, financial results, forecasts or plans for the division. Explain to us whether the “Snacks” division, which we understand includes the Emerald, Pop-Secret and Kettle brands, is managed separately from the other divisions, which we understand include the Diamond brand, in any respect.

Response:

As discussed above, our business was not organized into divisions, nor did we make operational decisions based on reports relative to the categories of Walnuts, Shelled Other Nuts, Snack, and Inshell Other Nuts. We have no division managers. No managers were assigned to categories like Walnuts, Shelled Other Nuts, Snack, and Inshell Other Nuts.

Our managers within Sales, Finance, Marketing and Operations report to the executives leading those functions. For example, managers within our Sales organization are responsible for specific regions or specific customer channels, but they are only responsible for those regions or channels at a net sales level. Managers within our marketing organization are assigned to specific branded product lines. They are responsible for brand-specific expenditures, but also work collaboratively because a significant portion of Diamond’s marketing spend is for programs that advertise across brands. Our brand managers are responsible for marketing expenditures and Nielsen performance.

The Operations organization is managed by plant location. One Operations VP is responsible for legacy operations at our Stockton, California plant and at the Fishers, Indiana plant. Separate VPs are responsible for the Kettle U.S. plants and the Kettle U.K. plant. These VPs are responsible for manufacturing costs only and are not responsible for operating margins; they reported to our Chief Financial Officer.

Our snack brands, including Emerald, Kettle and Pop Secret, are not managed separately from other Diamond brands.

2.	We note your response to comment 8 in our letter dated February 15, 2012, and have not been able to reach a similar conclusion based on the information you have provided. Your current disclosure of “net sales by channel” appears to provide information based on revenues derived from groups of similar products sold to a group of similar customers, whereas FASB ASC 280-10-50-40 requires disclosure for each product or group of similar products. Please provide us additional information to demonstrate how your current disclosure complies with the standard (e.g., provide a detailed explanation of the similarities between the grouped products) or revise your disclosure to report revenues from external customers for each product or each group of similar products.

Response:

Our current disclosure of net sales by channel does display revenues for each product and service or each group of similar products and services and meets the current disclosure requirement. Each channel includes revenues from similar products differentiated by the nature of the products and the type of customers for the products.

Diamond Foods, Inc. 600 Montgomery Street 13th Floor San Francisco, CA	tel 415 445 7444 diamondfoods.com NASDAQ: DMND

The snack channel includes products such as glazed nuts, roasted and mixed nuts, trail mix, breakfast trail mix, natural snack products for the produce aisle, microwave popcorn, potato chips, and tortilla chips. These snacking products are intended for almost immediate consumption and represent a non-essential consumer purchase.

The culinary and retail in-shell channel includes products such as shelled nuts, pegboard nuts, glazed nuts, harvest reserve premium nuts, mixed nuts and various uncracked nuts, cleaned and/or polished. These products are similar in that they represent raw nuts that are primarily pantry staples used for baking purposes and will generally be further processed by consumers at home.

The North American ingredient/food service and other channel includes products such as shelled and processed nuts, custom-processed nuts and glazed nuts. The products are similar because our customers for these products are not selling directly to consumers, but instead sell to large institutional processors who use our products as raw goods within their finished product (i.e. McDonald’s uses glazed nuts in their salads). The assortment of these products reflects the customers they are being sold to. These products are packaged in pounds rather than ounces and generally range from 25-30 pounds. As shown, each of our channels represents differing products across our business sold to our different customer base.

The international non-retail channel includes products such as in-shell nuts, shelled and processed nuts and custom-processed nuts. These products are also represented in the culinary and retail in-shell channel and the North American ingredient/food service and other channel. However, given that International channel sales are managed separately from the other channels within the organization and can have large variances in sales from year to year as a result, we feel it is more meaningful for the financial statement users to have these products shown separately from the other channels.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Management hopes that the above responses have adequately addressed the Staff’s comments. If the Staff has any questions regarding the Company’s responses, please contact the undersigned at (415) 230-7984.

Very truly yours,

/s/ Michael Murphy
Michael Murphy
Acting Chief Financial Officer